UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ______)*


                      Mackenzie Investment Management Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    554533109
                                 (CUSIP number)

                                Keith J. Carlson
                          925 Federal Highway Suite 600
                            Boca Raton, Florida 33432
                                 1.561.393.8900
                     (Name, address and telephone number of
                      Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                                Joseph R. Fleming
                                     Dechert
                          10 Post Office Square - South
                           Boston, Massachusetts 02109

                                September 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)       Name of Reporting Persons             Mackenzie Financial Corporation

         I.R.S. Identification
         Nos. of Above Person                  [    ]

2)       Check the Appropriate Box             (a) [ ]
         if a Member of a Group                (b) [ ]

3)       SEC Use Only

4)       Source of Funds (See Instructions)    OO/AF

5)       Check if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)        [ ]

6)       Citizenship or Place of Organization  Province of Ontario, Canada

Number of Shares                               7)  Sole Voting
Beneficially Owned By Each                         Power            0
Reporting Person With                          8)  Shared Voting
                                                   Power   15,987,910
                                               9)  Sole Dispositive
                                                   Power            0
                                               10) Shared Dispositive
                                                   Power   15,987,910

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person        15,987,910

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares   [ ]
         (See Instructions)

13)      Percent of Class Represented
         by Amount in Row (11)                 85.7%

14)      Type of Reporting Person (See         CO/IA
         Instructions)

1)       Name of Reporting Persons             Ivy Acquisition Corporation

         I.R.S. Identification
         Nos. of Above Person                  03-0481447

2)       Check the Appropriate Box             (a) [ ]
         if a Member of a Group                (b) [ ]

3)       SEC Use Only

4)       Source of Funds (See Instructions)    OO

5)       Check if Disclosure of
         Legal Proceedings is Required         [ ]
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization  Delaware

Number of Shares                               7)   Sole Voting
Beneficially Owned By Each                          Power            0
Reporting Person With                          8)   Shared Voting
                                                    Power   15,987,910
                                               9)   Sole Dispositive
                                                    Power            0
                                               10)  Shared Dispositive
                                                    Power   15,987,910

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person        15,987,910

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares   [ ]
         (See Instructions)

13)      Percent of Class Represented
         by Amount in Row (11)                 85.7%

14)      Type of Reporting Person (See         CO
         Instructions)

ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.01 per share (the "Shares"), of Mackenzie Investment Management Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 925 Federal Highway, Suite 600, Boca Raton, Florida 33432.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) - (c) This Schedule 13D is being filed by: (i) Mackenzie Financial Corporation, a corporation formed under the laws of the province of Ontario Canada ("MFC"), with its principal place of business and principal office at 150 Bloor Street West, Toronto, Ontario, Canada M5S 3B5; and (ii) Ivy Acquisition Corporation, a Delaware corporation ("IAC" and together with MFC, the "Reporting Persons"), with its principal place of business and principal office at 925 Federal Highway Suite 600, Boca Raton, Florida 33432. MFC is an investment counsel and mutual fund management company. IAC is a wholly-owned direct subsidiary of MFC and is a holding company. The identity and background of each of the executive officers and directors of MFC and IAC are set forth on Schedule I and Schedule II, respectively, to this statement.

          (d) During the last five years, neither of the Reporting Persons nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither of the Reporting Persons nor any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

          (f) With the exception of Mr. Carlson, who is a United States citizen, all the executive officers and directors of the Reporting Persons are citizens of Canada.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          MFC is an 85.7% shareholder of the Company and has been such a shareholder since prior to the time the Company became a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). IAC is a wholly-owned subsidiary of MFC, and is the successor within a corporate control group. MFC transferred 15,987,910 Shares to IAC and in exchange received shares of IAC.

ITEM 4.   PURPOSE OF TRANSACTION

          MFC has entered into an agreement (the "Stock Purchase Agreement") with Waddell & Reed Financial, Inc., ("Purchaser") for the sale of the stock of IAC. One of the conditions to effecting the transactions contemplated by the Stock Purchase Agreement is for the holders of a majority of the Shares to approve a plan of complete liquidation and dissolution (the "Plan of Dissolution") under which, immediately prior to the consummation of the transactions contemplated by the Stock Purchase Agreement, the Company will dissolve and make a cash payment to shareholders of the Company other than IAC (the "Unaffiliated Shareholders") and distribute the Company's remaining assets and liabilities to IAC, whereupon Purchaser will acquire all of the outstanding capital stock of IAC from MFC. Each of the steps of the acquisition of the Company by Purchaser is contingent upon the occurrence of all of the other steps, so that if MFC does not sell all of the outstanding capital stock of IAC to Purchaser pursuant to the Stock Purchase Agreement, the Plan of Dissolution will not be effectuated and the Unaffiliated Shareholders will not be entitled to receive the payment pursuant to the Plan of Dissolution. In all circumstances, the Unaffiliated Shareholders and MFC will receive cash in the transactions contemplated by the Stock Purchase Agreement, with the Unaffiliated Shareholders receiving at least the same amount as MFC and, if MFC makes any post-closing adjustment or indemnification payments to Purchaser, more than MFC.

          IAC was formed at the direction of MFC for the purpose of effectuating the transactions contemplated by the Stock Purchase Agreement and the Plan of Dissolution. On September 9, 2002, MFC transferred all of the outstanding Shares that MFC beneficially owned to IAC in exchange for shares of IAC, for the purpose of effectuating the transactions contemplated by the Stock Purchase Agreement and the Plan of Dissolution. IAC now beneficially owns approximately 85.7% of the outstanding shares of the Company's common stock.

          It is anticipated that at closing the Company will delist the Shares from the Toronto Stock Exchange and terminate its registration pursuant to section 12(g)(4) of the Exchange Act.

          Except as set forth above, neither of the Reporting Persons has formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a-b) The table below sets forth the aggregate number of Shares and percentage of the Company's outstanding Shares beneficially owned by each Reporting Person. MFC has agreed to cause IAC to vote the shares IAC owns in favor of the Plan of Dissolution as described in Item 4.

                                               Beneficial Ownership
                                     Number of Shares        Percentage of Total

Mackenzie Financial Corporation      15,987,910 [1]                85.7%

Ivy Acquisition Corporation          15,987,910                    85.7%

[1.]  IAC is a wholly owned direct subsidiary of MFC.

          (c) In a private transaction on September 9, 2002, MFC transferred 15,987,910 shares of the Company's Shares held by it to IAC in exchange for shares of IAC.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Pursuant to a Voting, Support and Indemnification Agreement between MFC and Purchaser, dated as of August 29, 2002, MFC has agreed to cause IAC to vote the Shares IAC owns and over which MFC has voting control (including the control shared by MFC and IAC) in favor of the Plan of Dissolution contemplated by the Stock Purchase Agreement, as described in Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 Joint Filing Agreement dated September 16, 2002

          Exhibit 2 Stock Purchase Agreement dated August 29, 2002 by and among Waddell & Reed Financial, Inc., Mackenzie Financial Corporation, Mackenzie Investment Management, Inc. and Ivy Acquisition Corporation*

          Exhibit 3 Plan of Complete Liquidation and Voluntary Dissolution*

          Exhibit 4 Voting Support and Indemnification Agreement dated August 29, 2002 by and between Mackenzie Financial Corporation and Waddell & Reed Financial, Inc.*


          * To be filed by amendment.

                                    Signature

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated    September 19, 2002                 MACKENZIE FINANCIAL CORPORATION



                                           By: /s/ James L. Hunter
                                               Name: James L. Hunter
                                               Title: President and CEO

Dated    September 19, 2002                IVY ACQUISITION CORPORATION



                                           By: /s/ Keith J. Carlson
                                               Name: Keith J. Carlson
                                               Title: President and Treasurer

                                   SCHEDULE I



Name                                     Present Principal Employment           Business Address

EXECUTIVE OFFICERS

W. Sian B. Brown                         Senior Vice-President, General         Mackenzie Financial Corporation
                                         Counsel and Secretary                  150 Bloor Street West
                                                                                Toronto, Ontario
                                                                                Canada M5S 3B5

Philip F. Cunningham                     Director and Executive Vice-President  Mackenzie Financial Corporation
                                                                                150 Bloor Street West
                                                                                Toronto, Ontario
                                                                                Canada M5S 3B5

Andrew H. Dalglish                       Senior Vice-President                  Mackenzie Financial Corporation
                                                                                150 Bloor Street West
                                                                                Toronto, Ontario
                                                                                Canada M5S 3B5

David B. Feather                         Executive Vice-President               Mackenzie Financial Corporation
                                                                                150 Bloor Street West
                                                                                Toronto, Ontario
                                                                                Canada M5S 3B5

James L. Hunter                          Director, President and Chief          Mackenzie Financial Corporation
                                         Executive Officer                      150 Bloor Street West
                                                                                Toronto, Ontario
                                                                                Canada M5S 3B5

Edward Merchand                          Senior Vice-President                  Mackenzie Financial Corporation
                                                                                150 Bloor Street West
                                                                                Toronto, Ontario
                                                                                Canada M5S 3B5

Frederick H.S. Sturm                     Senior Vice-President                  Mackenzie Financial Corporation
                                                                                150 Bloor Street West
                                                                                Toronto, Ontario
                                                                                Canada M5S 3B5

DIRECTORS

Philip F. Cunningham                     Director and Executive Vice-President  Mackenzie Financial Corporation
                                                                                150 Bloor Street West
                                                                                Toronto, Ontario
                                                                                Canada M5S 3B5


William G. Crearar                       Director                               One Balmoral, Suite 903
                                                                                Toronto, Ontario
                                                                                Canada M4V 3B9

                                                                                Occupation: retired
James L. Hunter                          Director, President and Chief          Mackenzie Financial Corporation
                                         Executive Officer                      150 Bloor Street West
                                                                                Toronto, Ontario
                                                                                Canada M5S 3B5

Russell E. McKay                         Director                               24 Havenbrook Boulevard
                                                                                Willowdale, Ontario
                                                                                Canada M2J 1A5

                                                                                Occupation: retired
Alasdair J. McKichan                     Director                               RR 1 PO
                                                                                Campbellville, Ontario
                                                                                Canada L0P 1B0

                                                                                Occupation: retired

                                   SCHEDULE II


Name                                     Present Principal Employment           Business Address

EXECUTIVE OFFICERS

Keith J. Carlson                         President and Treasurer                Ivy Acquisition Corporation
                                                                                925 South Federal Highway, Suite 600
                                                                                Boca Raton, FL  33432

W. Sian B. Brown                         Secretary                              Mackenzie Financial Corporation
                                                                                150 Bloor Street West
                                                                                Toronto, Ontario
                                                                                Canada M5S 3B5

DIRECTORS

Keith J. Carlson                         Director                               Ivy Acquisition Corporation
                                                                                925 South Federal Highway, Suite 600
                                                                                Boca Raton, FL  33432


                                                                       Exhibit 1


                             JOINT FILING AGREEMENT


          The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Mackenzie Investment Management Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.



Dated    September 19, 2002                    MACKENZIE FINANCIAL CORPORATION



                                               By: /s/ James L. Hunter
                                                   Name: James L. Hunter
                                                   Title: President and CEO

Dated    September 19, 2002                    IVY ACQUISITION CORPORATION



                                               By: /s/ Keith J. Carlson
                                                   Name: Keith J. Carlson
                                                   Title: President and Treasuer